LAW OFFICES OF LOUIS E. TAUBMAN, P.C.

225 Broadway, Suite 1200

New York, New York 10007

(212) 732-7184   Fax:  (212) 202-6380

E-mail: Louistlaw@aol.com

July 18, 2006

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attn:

Christian N. Windsor

Special  Counsel

Re:

Endo Networks, Inc.

Proxy Statement on Form 14A, June 26, 2006

File No. 0-51753

Dear Mr. Windsor:

This letter is provided in response to your letter dated July 3, 2006, regarding the above-referenced report for our client, Endo Networks, Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to our client, Endo Networks and not our law firm.

1.

It would appear that after the asset and securities sales, Endo Networks, Inc. will be a shell company and a “blank check.”  Please acknowledge that any subsequent sales of Endo Networks Stock or any subsequent mergers would be conducted in accordance with the Shell Company Release 33-8587 and the Worm Letter.

Response:

Assuming the appropriate proposal is approval, the Company will be a shell company and a “blank check” company after the asset and securities sales.  Accordingly, sales and any mergers subsequent thereto will be conducted in accordance with the Shell Company Release 33-8587 and the Worm Letter.

2.

Please revise the proxy statements to include the financial statements and pro formas contemplated by item 14(c) of Schedule 14A.  Please refer to question number 6 to the July 2001 Supplement to the Division of Corporation Finance’s Manual of Telephone Interpretations.

Response:

We have revised the documents according to your comment.

3.

Revise proposal 3 and the proxy card to separate the shareholders voting choices for approval of the stock split and reverse stock split.  Please refer to Item 14a-4(b)(1).

Response:

We have revised the documents according to your comment.

4.

If management and the Board intend to use the proxies to suspend the meeting and solicit additional votes, this power exceeds the discretionary authority granted by the shareholder and must be separately granted.  Revise the proxy statement and the proxy card to provide for a separate grant of authority.

Response:

Neither management nor the Board intends to use the proxy to suspend the meeting and solicit additional votes.  The Company simply advises that if the meeting is postponed or adjourned to another date, any proxies previously received will remain valid at the postponed or adjourned meeting date.  In accordance with Nevada law however, the Board will fix a new record date if the meeting is adjourned to a date more than 60 days later than the date set for the original meeting and in such case, notice of the adjourned meeting will be given to each stockholder of record as of the new record date.

5.

We note your disclosure that any proxies that are returned without a specific grant of authority will be voted “For” the asset sale and any other proposals.  Please provide a detailed legal analysis as to how this construction is permissible under Nevada law.

Response:

After reviewing Nevada law, we have determined that it does not specify whether or not Nevada companies have the authority to vote proxies that are returned without a specific grant of authority “For” the proposals contained therein.  Accordingly, we have removed such provision from the proxy.  We revised the proxy to state that “If no contrary instruction is indicated for any proposal, the vote shall be cast in accordance with the recommendation of the Board of Directors.”  We believe that since Nevada law does not clarify this issue, this is a fair and reasonable manner in which to construct such “blank” proxies that are mailed to us.

6.

Revise the document to disclose whether shareholders will have the ability to approve any merger of the post-sale shell company.

Response:

We have revised the documents according to your comment.

7.

Revise this section to include all the information required by Item 7 of Schedule 14A including the nominating information called for by Item 7(d) of Schedule 14A.

Response:

We have revised the documents according to your comment.

8.

Since Mr. Day is the party purchasing Endo’s physical assets, revise to describe all procedural safeguard used by the Board to ensure that the price paid by Mr. Day was fair to Eno and its’ shareholders.  Also, please describe all forms of analysis used by the Board that supported its conclusion that they should recommend that shareholders vote “For” the asset sale.  If the Board did not employ any procedural safeguards or conduct any analysis, so state.

Response:

We have revised the documents accordingly.

9.

Revise the discussion on page 12 to disclose the potential risks of owning shares in a “public shell,” including the procedural restrictions on these companies contained in the Shell Company Release and the Worm Letter.

Response:

We have revised the documents accordingly.

Please be advised that in connection with the foregoing responses, we acknowledge on behalf of our client, Endo Networks, Inc., that:

•

Endo Networks is responsible for the adequacy and accuracy of the disclosures in the filings;

•

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

Endo Networks may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours, /s/ Louis E. Taubman Louis E. Taubman
cc.	Peter Day, CEO Endo Networks, Inc.